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                             April 2, 2024

       Qingfeng Feng
       Chief Executive Officer
       Lotus Technology Inc.
       No. 800 Century Avenue
       Pudong District, Shanghai
       People's Republic of China

                                                        Re: Lotus Technology
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Filed on March 8,
2024
                                                            CIK 0001962746

       Dear Qingfeng Feng:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Draft Registration Statement on Form F-1 filed on March 8, 2024

       General

   1. Please revise to update your disclosures throughout the filing and address areas that appear to need updating
or that present inconsistencies. Non-exclusive examples of areas where disclosure should
be updated are as follows:
                                                            You state on pages
17, 69 and 73 that    [f]uture    resales of the securities issued in
                                                            connection with the
Business Combination may cause the market price of our
                                                            securities to drop
significantly. This statement should be updated given that this prospectus is
facilitating those sales.
   2. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor
sections relating to legal and operational risks associated with operating in China and PRC
regulations. It is unclear to us that there have been changes in the regulatory environment
in the PRC since the F-4 that was filed on January 11,
 Qingfeng Feng
Lotus Technology Inc.
April 2, 2024
Page 2
       2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the
term    control
       (including the terms    controlling,       controlled by,    and
under common control with   ) as
       defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
       to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample
       Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the
PRC government   s
       intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in your F-4 registration statement as of January 11, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameQingfeng Feng
                                                             Division of
Corporation Finance
Comapany NameLotus Technology Inc.
                                                             Office of
Manufacturing
April 2, 2024 Page 2
cc:       Shu Du
FirstName LastName